Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024

Greenfire Resources Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Greenfire Resources Ltd. (“Greenfire” or the “Company”) is dated May 15, 2024, which is the date this MD&A was approved by the Board of Directors of the Company, and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (“financial statements”) and notes thereto for the three months ended March 31, 2024 and 2023 and the audited consolidated financial statements for the years ended December 31, 2023 and December 31, 2022. The financial statements, including the comparative figures, were prepared in accordance with International Accounting Standards 34 “Interim Financial Reporting”.

This MD&A contains forward-looking information based on the Company’s current expectations and projections. For information on the material factors and assumptions underlying such forward-looking information, refer to the “Forward Looking Statements” section of this MD&A.

This MD&A contains non-GAAP measures which are detailed in the section entitled “Non-GAAP Measures”. They include adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), operating netback, operating netback per barrel ($/bbl), operating netback, excluding realized gain (loss) risk management contracts, operating netback, excluding realized gain (loss) risk management contracts ($/bbl), adjusted funds flow, adjusted free cash flow, adjusted working capital surplus (deficit) and net debt.

All financial information included in this MD&A is presented in Canadian dollars (“CAD”), unless otherwise noted. Certain dollar amounts have been rounded to the nearest million dollars or thousand dollars, as noted, and tables may not add due to rounding.

Corporate Information

Greenfire is based in Canada with the Company’s registered office located in Calgary, Alberta. The Company’s principal business is the sustainable production and development of upstream energy resources from the oil sands in Canada, using in situ thermal oil production extraction techniques such as steam assisted gravity drainage (“SAGD”).

On December 14, 2022, Greenfire Resources Inc. (“GRI”), M3-Brigade Acquisition III Corp. (“MBSC”), a New York Stock Exchange (“NYSE”) listed special purpose acquisition company, and certain other parties entered into a definitive agreement for a business combination (the “De-Spac Transaction”), which valued Greenfire at an enterprise value of US$950.0 million. The De-Spac Transaction was consummated on September 20, 2023 and Greenfire’s common shares (“Common Shares”) commenced trading on the NYSE. On February 2, 2024, Greenfire filed a final non-offering prospectus with the Alberta Securities Commission resulting in the Company becoming a reporting issuer in the Province of Alberta. On February 8, 2024 the Common Shares commenced trading on the Toronto Stock Exchange (“TSX”) under the symbol “GFR” and Greenfire became a reporting issuer in the Province of Ontario.

The Company holds a 75% working interest in the Expansion Asset (as defined below) and a 100% working interest in the Demo Asset (as defined below). Unless indicated otherwise, production volumes and per unit statistics are presented throughout this MD&A on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties. Dollar per barrel ($/bbl) figures presented throughout this MD&A are based upon sold bitumen barrels unless otherwise noted. The Company monitors and reviews financial information on a per barrel basis for comparability to prior period results and to analyze the Company’s competitiveness relative to its peer group.

GREENFIRE’S ASSETS, POSITIONING & STRATEGY

Greenfire is an intermediate, lower-cost and growth-oriented oil sands producer focused on the sustainable development of its Tier-1 assets in Western Canada using SAGD. Greenfire is pursuing capital-efficient and lower-risk growth through the optimization of existing production, facilities and reserves to maximize free cash flow generation. The Company has a large, long-life and relatively low decline oil sands resource base, with two producing and adjacent SAGD assets at the Hangingstone Facilities (as defined below), with expandable pipeline infrastructure in place for diluted bitumen and diluent at the Expansion Asset. These two assets are:

●	Expansion Asset (75% Working Interest, Operator).

●	Demo Asset (100% Working Interest, Operator).

The Company believes that the Expansion Asset and Demo Asset (together the “Hangingstone Facilities”) have a Tier-1 SAGD reservoir, meaning there is no top gas, bottom water, or lean zones (“thief zones”). Other SAGD reservoirs may have thief zones, which limit reservoir pressure and require the constant use and routine replacement of downhole pumps for production. Tier-1 SAGD reservoirs allow production to flow to the surface with natural lift, which reduces the Company’s capital and operating expenditure requirements compared to other SAGD producers, which the Company believes represents a structural cost advantage for Greenfire.

Greenfire’s strategy is to implement industry proven SAGD optimization techniques, concentrating on maximizing utilization of plant capacity, minimizing capital expenditure and controlling operating cost structures, to maximize the value of its Tier-1 SAGD assets. The Company believes that the Hangingstone Facilities have ample opportunities for additional value generation. Greenfire also plans to evaluate and consider additional potential prospects for further production growth, including external acquisitions that compete with the expected returns from its existing Tier-1 SAGD assets, if the Company believes they are accretive to Greenfire’s shareholders.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 2

FIRST QUARTER 2024

Corporate Highlights:

●	Delivered consolidated bitumen production of 19,667 barrels per day (“bbls/d”) in Q1 2024 (20,586 bbls/d – Q1 2023), an increase of over 2,300 bbls/d from the Q4 2023 average of 17,335 bbls/d. These results reflect strong production performance from the Refill drilling program that began in August 2023 and surface facility optimizations at the Expansion Asset, partially offset by unplanned impacts from the five previously disclosed downhole temperature sensor failures.

●	Oil sales were $201.0 million during the first quarter of 2024, relative to $179.7 million in the same period of 2023.

●	Operating expenses were $36.3 million during the first quarter of 2024, compared to $39.8 million in the same period in 2023.

●	Cash provided by operating activities was $17.1 million during the first quarter of 2024, compared to cash used by operating activities of $4.5 million in the same period of 2023.

●	Adjusted funds flow(1) was $27.6 million during the first quarter of 2024, compared to $3.1 million for the same period in 2023.

●	Capital expenditures were $34.4 million during the first quarter of 2024, compared to $2.5 million for the same period of 2023.

●	Net loss totaled $46.9 million during the first quarter of 2024, compared to net loss of $16.7 million in the same period in 2023.

●	Adjusted EBITDA(1) was $39.3 million during the first quarter of 2024, compared to $13.3 million for the same period of 2023, included realized losses on commodity risk management contracts of $8.8 million ($0.2 million – Q1 2023).

●	The Company had available liquidity of approximately $140.2 million at March 31, 2024, consisting primarily of $90.2 million of cash and cash equivalents and $50.0 million of available credit under the Company’s senior reserve based credit facility provided by several financial institutions (“Senior Credit Facility”).

Operational Update:

●	In April 2024, consolidated bitumen production averaged approximately 18,360 bbls/d, reflecting temporary production impacts at the Expansion Asset owing to the previously disclosed failure of third-party downhole temperature sensors at five of the ten recently drilled Refill wells, along with production impacts from Refill well drilling operations and the ongoing shut-in of the disposal well at the Demo Asset.

●	In response to the recent wildfires in northern Alberta, out of an abundance of caution, Greenfire temporarily evacuated all non-essential personnel from its operated facilities on May 11th. The Company is actively monitoring the situation to ensure the protection and safety of our people and assets as the situation continues to evolve.

Expansion Asset

●	Greenfire’s working interest bitumen production at the Expansion Asset averaged approximately 16,020 bbls/d in April 2024, largely owing to the third-party downhole temperature sensor failures in five of the ten recently drilled Refill wells. The five Refill wells equipped with downhole temperature sensors that have not failed produced at an average of approximately 1,500 bbls/d per well, on a 100% working interest basis, in April 2024. Greenfire has replaced the failed downhole temperature sensors at three of five Refill wells and expects that the average productivity of these Refill wells will increase to align with the current average productivity of the remaining five Refill wells where temperature sensors have not failed.

●	In response to regulatory delays at the Demo Asset, Greenfire redeployed the drilling rig to focus on redevelopment activities at the Expansion Asset. This drilling program is anticipated to conclude in the third quarter of 2024, after which the Company will mobilize the drilling rig back to the Demo Asset to drill additional Refill wells.

●	Reservoir pressure and well productivity continue to increase at the Expansion Asset as a result of sustained high rates of non-condensable gas (“NCG”) co-injection following the Company’s debottlenecking initiatives undertaken in the second half of 2023. Greenfire expects that targeted reservoir pressure will be restored at the Expansion Asset around mid-2024.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 3

Demo Asset

●	Greenfire’s working interest bitumen production at the Demo Asset averaged approximately 2,340 bbls/d in April 2024, primarily due to production impacts from Refill well drilling operations as well as the temporary shut-in of the disposal well.

●	The disposal well at the Demo Asset has been temporarily shut-in since the beginning of October 2023. With required remediation work complete, the disposal well is awaiting regulatory approval to recommence operations.

●	The Company successfully drilled three extended reach Refill wells with lateral lengths of approximately 2,300 meters, which is 700 meters longer than the Refills recently drilled by Greenfire at the Expansion Asset. A second disposal well was also drilled at the Demo Asset, which is awaiting regulatory approval to commence operations.

Financial & Operational Highlights

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Bitumen production – Expansion asset (bbls/d)	17,361	16,302
Bitumen production – Demo asset (bbls/d)	2,306	4,284
Bitumen production – Consolidated (bbls/d)	19,667	20,586

Oil sales	200,990	179,668
Oil sales ($/bbl)	75.41	64.92
Operating netback(1)	44,649	17,352
Operating netback ($/bbl)(1)	24.69	9.11

Operating expenses	36,348	39,764
Operating expenses ($/bbl)	20.10	20.87

Cash provided (used) by operating activities	17,064	(4,495)
Adjusted funds flow(1)	27,589	3,057
Cash provided (used) by investing activities	(37,681)	(8,521)
Capital expenditures	34,449	2,518

Net income (loss) and comprehensive income (loss)	(46,915)	(16,678)
Per share – basic	(0.68)	(0.34)
Per share – diluted	(0.68)	(0.34)
Adjusted EBITDA(1)	39,346	13,266

Total assets(2)	1,193,953	1,147,984
Total non-current financial liabilities(2)	337,999	205,482

Common shares outstanding, end of period	68,973,859	48,911,099
Weighted average common shares outstanding- diluted	68,684,273	48,911,099

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

(2)	As at March 31, 2024 and March 31, 2023.

Liquidity and Balance Sheet

	Three months ended	Year ended
	March 31,	December 31,
($ thousands)	2024	2023
Cash and cash equivalents	90,234	109,525
Available credit facilities(1)	50,000	50,000
Face value of Long-term debt(2)	406,500	396,780

(1)	As at March 31, 2024 the Company had $50.0 million (December 31, 2023 - $50.0 million) of available credit under the Senior Credit Facility, of which nil was drawn as of March 31, 2024 (December 31, 2023 – nil).

(2)	As at March 31, 2024, the 2028 Notes (as defined below) had a face value of US$300.0 million (December 31, 2023 – US$300.0 million) and were converted into Canadian dollars as at period end exchange rates (see “Capital Resources and Liquidity - Long Term Debt”).

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 4

OUTLOOK

Corporate 2024 Outlook

●	Greenfire is pleased to reiterate the previously announced outlook for 2024 (“2024 Outlook”), including forecasted ranges for production and capital expenditures, which is underpinned by the Company’s production growth plan that is anticipated to result in meaningful adjusted free cash flow generation over the balance of 2024, assuming continued strong commodity pricing, particularly for heavy oil. The evolving wildfire situation in northern Alberta represents a risk to the Company’s 2024 Outlook.

●	The Company remains committed to prioritizing debt repayment and intends to reduce debt in the near-term using 75% of excess cash flow to semi-annually redeem a portion of the 2028 Notes (as defined below) until total indebtedness is less than US$150 million.

Reiterated 2024 Outlook and Projected Profitability Scenario:

2024 Outlook
Annual Production Average	22,000 – 25,000 bbls/d
Production Growth Over Annual 2023	25% – 40%
Capital Expenditures	$70 – $90 million

DE-SPAC TRANSACTION

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed a De-Spac Transaction pursuant to a business combination agreement dated December 14, 2022, as amended (the “Business Combination Agreement”) with MBSC. DE Merger Sub and Canadian Merger Sub were incorporated in December 2022 for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction, Canadian Merger Sub amalgamated with and into GRI, with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and DE Merger Sub merged with and into MBSC with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire. As of January 1, 2024 GRI was amalgamated with Greenfire Resources Operating Corporation, a wholly owned direct subsidiary of Greenfire. As of April 4, 2024, MBSC was legally dissolved into Greenfire.

Greenfire has been identified as the acquirer for accounting purposes. As MBSC does not meet the definition of a business under IFRS 3 Business Combinations, the transaction was accounted for pursuant to IFRS 2, Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of the Common Shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in $106.5 million (US$79.4 million) being recognized for the year ended December 31, 2023 as a listing expense. For the three months ended March 31, 2024, the Company expensed nil (March 31, 2023 - $2.3 million) in transaction costs related to the De-Spac Transaction.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 5

RESULTS OF OPERATIONS

Bitumen Production and Oil Sales

	Three months ended March 31,
(Average barrels per day, unless otherwise noted)	2024	2023
Bitumen Production – Expansion Asset	17,361	16,302
Bitumen Production – Demo Asset	2,306	4,284
Total Bitumen Production	19,667	20,586
Total Diluted Bitumen Sales	28,602	29,656
Total Non-diluted Bitumen Sales	685	1,093
Total Sales Volumes	29,287	30,749

Production

The Company’s average bitumen production was 19,667 bbls/d for the three months ended March 31, 2024 lower than 20,586 bbls/d for the same period in 2023.

●	At the Expansion Asset, average bitumen production was 17,361 bbls/d during the first quarter of 2024, higher than 16,302 bbls/d during the first quarter of 2023, mainly due to increased production from the extended Refill wells. Production was partially hampered during the first quarter of 2024 as the Company encountered third-party downhole temperature sensor failures in five of the recently drilled Refill wells. Greenfire has replaced the failed downhole temperature sensors at three of five Refill wells and expects that the average productivity of these Refill wells will increase in the second half of 2024 to align with the current average productivity of the remaining five Refill wells where temperature sensors have not failed.

●	At the Demo Asset, average bitumen production of 2,306 bbls/d for the first quarter of 2024 was lower than 4,284 bbls/d from the same period in 2023 mainly due to the temporary shut-in of the disposal well impacting production by approximately 1,000 bbls/d, combined with planned well reductions to facilitate the Refill wells drilling program. Subject to regulatory approval the disposal well is expected to recommence operations in 2024.

Commodity Prices

The prices received for Greenfire’s crude oil production directly impact earnings, cash flow and financial position.

	Three months ended March 31,
Benchmark Pricing	2024	2023
Crude oil (US$/bbl)
WTI(1)	76.96	76.13
WCS differential to WTI	(19.31)	(24.88)
WCS(2)	57.65	51.25
Edmonton Condensate (C5+)	73.31	80.00

Natural gas ($/GJ)
AECO 5A	2.36	3.05

Electricity ($/MWh)
Alberta power pool	98.89	141.42

Foreign exchange rate(3)
US$:CAD$	1.3488	1.3520

(1)	As per NYMEX oil futures contract

(2)	Reflects average heavy oil prices for the specified periods at Hardisty, Alberta

(3)	Average exchange rates for the specified periods as per the Bank of Canada.

WCS

Revenue from Greenfire’s bitumen production is closely linked to WCS, the pricing benchmark for Canadian heavy oil at Hardisty, Alberta. WCS trades at a discount to WTI known as the WCS differential, which fluctuates based on heavy oil production, inventory levels, infrastructure egress capacity, and refinery demand in Canada and the United States, among other factors.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 6

Condensate

To facilitate pipeline transportation of Greenfire’s produced bitumen, the Company uses condensate as diluent for blending at the Expansion Asset, which is from Edmonton and delivered via the Inter Pipeline Polaris Pipeline. The price of condensate is historically within approximately 5% of the price of WTI and is typically higher in winter months owing to increased diluent requirements in colder temperatures relative to warmer summer months.

Oil Sales

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Diluted bitumen sales	196,980	175,345
Bitumen sales	4,010	4,323
Oil Sales	200,990	179,668
- ($/bbl)	75.41	64.92

Greenfire’s oil sales include blended bitumen sales from the Expansion Asset and diluted and non-diluted bitumen sales from the Demo Asset. At the Demo Asset volumes can be transported to multiple potential sales locations, including both pipeline and rail sales points, depending on the economics of each option at the time of sale. The Company commissioned a bitumen truck off-loading facility (“Truck Rack”) at the Expansion Asset that can receive up to approximately 5,000 bbls/d of bitumen production (non-diluted bitumen) from the Demo Asset that is blended with the Expansion Asset production and sold via pipeline.

The Company recorded oil sales of $201.0 million in the first quarter of 2024, compared to $179.7 million during the same period in 2023 mainly due to higher realized WCS benchmark oil prices, partially offset with lower production volumes.

Royalties

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Royalties	6,315	4,502
- ($/bbl)	3.49	2.36

Royalties paid by the Company are crown royalties to the Province of Alberta. Alberta oil sands royalty projects are based on government prescribed pre and post payout(1) royalty rates, which are determined on a sliding scale using the Canadian dollar equivalent WTI benchmark price.

Royalties for a pre-payout project are based on a monthly calculation that applies a royalty rate (ranging from one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price) to the gross revenues from the project. Gross revenues are a function of sales revenues less diluent costs and transportation costs. The Expansion Asset is a pre-payout project.

Royalties for a post-payout project are based on an annualized calculation that uses the greater of: (1) the gross revenues multiplied by the applicable royalty rate (one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price); or (2) the net revenues of the project multiplied by the applicable royalty rate (25 percent to 40 percent, based on the Canadian dollar equivalent WTI benchmark price). Net revenues are a function of sales revenues less diluent costs, transportation costs, and allowable operating and capital costs. While the Demo Asset is a post-payout project, due to the carry forward of previous years costs, it is currently assessed under scenario (1) discussed above, for three month period ended March 31, 2024. The Company’s Demo Asset may become assessable under scenario (2) later in 2024, depending on actual production performance, oil prices and costs.

First quarter 2024 royalties of $3.49/bbl were higher than $2.36/bbl for the same period in 2023, attributable to higher realized oil prices.

Risk Management Contracts

The Company is exposed to commodity price risk on its oil sales and energy operating costs due to fluctuations in market prices. The Company continues to execute a risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

(1)	The payout status will either be pre-payout (when cumulative costs exceed cumulative revenues) or post-payout (once cumulative revenues first equal or exceed cumulative costs).

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 7

The Company’s obligations under the indenture governing the 2028 Notes (as outlined in the “Capital Resources and Liquidity – Long Term Debt” section of this MD&A), includes a requirement to implement and maintain a twelve month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing reserves (“PDP”) forecast in the Company’s most recent reserves report, as determined by a qualified and independent reserves evaluator.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin, including in scenarios of increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Financial Management Contracts

The following table summarizes the gross liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

	As at March 31,	As at December 31,
	2024	2023
($ thousands)	Liability	Liability
Gross amount	(39,154)	(417)
Risk management contracts	(39,154)	(417)

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The fair value of the risk management contracts resulted in a current liability of $39.2 million at March 31, 2024.

Subsequent to December 31, 2023, the Company implemented an updated WTI hedging program for 2024, including the replacement of previous WTI costless collar contracts with 11,500 bbls/d of WTI fixed price swaps with a swap price of US$70.94/bbl. There were no cash costs associated with the updated WTI hedging program for 2024, as the fair market value was reflected within the fixed swap price for the updated WTI hedges for 2024.

Outstanding Financial Risk Management Contracts at March 31, 2024

	WTI – Fixed Price Swaps		WTI – Costless Collar
Term	Volume (bbls/d)	Swap Price (US$/bbl	Volume (bbls/d)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)
Q2 2024	11,500	$70.94	-	-	-
Q3 2024	11,500	$70.94	-	-	-
Q4 2024	11,500	$70.94	-	-	-
Q1 2025	-	-	8,600	$58.23	$84.46

Financial Risk Management Contracts subsequent to March 31, 2024

	WTI – Costless Collar
Term	Volume (bbls/d)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)
April 2025	8,600	$60.50	$87.45
May 2025	4,300	$58.50	$84.40

Realized and Unrealized Gain (Loss) on Risk Management Contracts

	Three months ended March 31,
($ thousands)	2024	2023
Realized gain (loss)	(8,797)	(180)
Unrealized gain (loss)	(38,737)	5,023
Risk management contracts gains (losses)	(47,534)	4,843

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 8

Financial contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and the notional volume outstanding. Changes in the fair value of unsettled financial contracts are reported as unrealized gains or losses in the period as the forward markets for commodities fluctuate and as new contracts are executed.

In the three months ended March 31, 2024, the Company recorded total risk management contract losses of $47.5 million, compared to total risk management contract gains of $4.8 million for the same period in 2023.

●	$8.8 million realized risk management contracts loss ($0.2 million realized loss in the same period of 2023) as market prices for WTI settled at levels above the Company’s risk management contracts during the quarter.

●	$38.7 million unrealized loss on risk management contracts ($5.0 million unrealized gain in the same period of 2023) was primarily a result of the market prices for WTI settling at levels below those set at the end of the fourth quarter of 2023.

Diluent Expense

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Diluent expense	91,682	101,856
- ($/bbl)	14.97	24.08

In order to facilitate pipeline transportation of bitumen, the Company uses condensate as diluent for blending at the Expansion Asset and for trucked volumes from the Demo Asset that are delivered to the Truck Rack. Greenfire’s diluent expense includes the cost of diluent plus the pipeline transportation for the diluent from Edmonton to the Expansion Asset.

The Company’s diluent expense in the first quarter of 2024 was $14.97/bbl, lower than $24.08/bbl in the comparative period of 2023.

Transportation and Marketing Expense

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Marketing fees	2,282	3,001
Oil transportation expense	10,917	13,013
Transportation and marketing	13,199	16,014

Marketing fees ($/bbl)	1.26	1.57
Oil transportation expense ($/bbl)	6.04	6.83
Transportation and marketing ($/bbl)	7.30	8.40

Transportation expense at the Expansion Asset includes the costs to move production from the facility to the sales point in Edmonton, Alberta. At the Demo Asset, transportation expenses relate to the trucking of bitumen from the facility to various pipeline and rail sales points, including to the Truck Rack.

Greenfire has entered into exclusive marketing contracts with a large reputable international energy marketing company. The exclusive marketing services at the Expansion Asset expire in October 2028 and include the purchase of all blended bitumen produced, the supply of all diluent and the facilitation of all pipeline transportation and storage costs. The exclusive marketing services at the Demo Asset expire in April 2026 and include the purchase of all bitumen produced, and the facilitation of all bitumen transportation. In addition to the marketing fees, production at the Demo Asset is further subject to additional costs associated with the marketing contract that include royalty incentive and performance fees.

Transportation and marketing expense was $7.30/bbl in the first quarter of 2024, lower than $8.40/bbl for the same period in 2023, primarily due to lower pipeline supplier tariffs.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 9

Operating Expenses

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Operating expenses – energy	12,506	17,111
Operating expenses – non-energy	23,842	22,653
Operating expenses	36,348	39,764

Operating expenses – energy ($/bbl)	6.92	8.98
Operating expenses – non-energy ($/bbl)	13.18	11.89
Operating expenses ($/bbl)	20.10	20.87

Operating expenses include energy operating expenses and non-energy operating expenses.

●	Energy operating expenses reflect the cost of natural gas to generate steam and to support reservoir pressure through NCG co-injection to enhance oil production and recovery as well as electricity to operate the Company’s facilities.

●	Non-energy operating expenses relate to production-related operating activities, including staff, contractors and associated travel and camp costs, chemicals and treating, insurance, equipment rentals, maintenance and site administration, among other costs.

The Company’s energy operating expenses for the three months ended March 31, 2024 were $6.92/bbl, which was lower than the comparative period in 2023 of $8.98/bbl. The lower per barrel energy operating expenses in 2024, were primarily related to lower natural gas and electricity prices.

Non-energy operating expenses for the three months ended March 31, 2024 were $13.18/bbl, higher than the comparative period in 2023 of $11.89/bbl. The higher per barrel non-energy operating expenses in 2024 was primarily the result of the remediation work on the disposal well at the Demo Asset, inflationary pressures on the costs of goods and services, combined with lower sales volumes for the three months ended March 31, 2024.

Operating Netback(1)

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Oil sales	200,990	179,668
Diluent expense	(91,682)	(101,856)
Transportation and marketing	(13,199)	(16,014)
Royalties	(6,315)	(4,502)
Operating expenses	(36,348)	(39,764)
Operating netback(1), excluding realized gain (loss) risk management contracts	53,446	17,532
Realized gain (loss) risk management contracts	(8,797)	(180)
Operating netback(1)	44,649	17,352

Oil sales ($/bbl)	75.41	64.92
Diluent expense ($/bbl)	(14.97)	(24.08)
Transportation and marketing ($/bbl)	(7.30)	(8.40)
Royalties ($/bbl)	(3.49)	(2.36)
Operating expenses ($/bbl)	(20.10)	(20.87)
Operating netback(1), excluding realized gain (loss) risk management contracts ($/bbl)	29.55	9.21
Realized gain (loss) risk management contracts ($/bbl)	(4.86)	(0.09)
Operating netback ($/bbl)(1)	24.69	9.12

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 10

Oil sales is a GAAP measure that is the most directly comparable measure to operating netback(1), which is a non-GAAP measure.

During the three months ended March 31, 2024, the Company had oil sales of $201.0 million, compared to oil sales of $179.7 million, during the comparative period in 2023.

Operating netback(1) for the three months ended March 31, 2024 was $24.69/bbl, higher than the same period in 2023 of $9.12/bbl. The higher per barrel operating netback(1) in the first quarter of 2024, compared to the same period in 2023 was primarily due to higher realized WCS benchmark oil prices, in addition to lower diluent costs per barrel from lower Condensate prices, partially offset by higher realized risk management contract losses.

General & Administrative Expenses

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
General and administrative expenses	4,749	2,501
- ($/bbl)	2.63	1.31

General and administrative (“G&A”) expenses include head office and corporate costs such as salaries and employee benefits, office rent, independent third-party audit, engineering services and may also include expenses related to corporate strategic initiatives if any, among other costs. G&A expenses primarily fluctuate with head office staffing levels.

G&A expenses for the three months ended March 31, 2024, were $2.63/bbl, which was higher than the comparative period in 2023 of $1.31/bbl. The increase in G&A expenses per barrel was primarily due to the listing of the Common Shares on the TSX and other related public company expenditures, combined with higher employee-related costs. The increase in G&A expenses per barrel was also due to lower sales volumes for the three months ended March 31, 2024 compared to the same period in 2023.

Stock-based Compensation

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Stock-based compensation	852	325
- ($/bbl)	0.47	0.17

The Company recorded stock-based compensation of $0.9 million in relation to the deferred share units (“DSUs”), performance share units (“PSUs”) and restricted share units (“RSUs” and together with the DSUs and PSUs, the “Awards”) issued during the three months ended March 31, 2024, compared to $0.3 million for the same period during 2023, which was recorded in relation to performance warrants granted by GRI prior to the completion of the De-Spac Transaction (the “Performance Warrants”).

The Performance Warrants expire 10 years after the issuance date and became fully vested with the closing of the De-Spac Transaction on September 20, 2023 No additional Performance Warrants will be granted by the Company.

In September 2023 and concurrent with closing of the De-Space Transaction, the Company adopted an omnibus share incentive plan (the “Incentive Plan”), which was amended and restated in February 2024. The Incentive Plan provides for the granting of DSUs, PSUs, RSUs and options and the aggregate maximum number of Common Shares reserved for issuance thereunder is limited to 10% of the Company’s issued and outstanding Common Shares, less any Common Shares underlying securities granted under any other share compensation arrangements of the Company, if any, including Common Shares issuable on exercise of Performance Warrants. DSUs, PSUs and RSUs can be settled in either cash or Common Shares issued from treasury and is at the sole discretion of the Board of Directors. It is the Board of Directors’ current intention to settle all Awards with Common Shares issued from treasury, therefore the Awards have been accounted for as an equity-settled stock-based plan.

RSUs granted under the Incentive Plan typically vest annually in thirds over a three-year period, have no exercise price and automatically settle at each vesting date in either cash or shares issued from treasury at the Board of Directors’ discretion.

PSUs granted under the Incentive Plan vest on the third anniversary date of the grant date, provided that the Company satisfies certain performance criteria identified by the Board of Directors, which are set and measured to establish a performance multiplier from zero to two.

DSUs are issued to independent members of the Board of Directors and vest immediately upon grant, however the units cannot be settled until the director ceases to be a director of the Company.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 11

Interest and Finance Expenses

	Three months ended March 31,
($ thousands)	2024	2023
Accretion on long-term debt	14,658	14,844
Other interest	249	255
Accretion of decommissioning obligations	549	217
Total interest and finance expenses	15,456	15,316

Interest and finance expenses include coupon interest, amortization of debt issue costs and debt underwriter fees, issuer discount, redemption premiums on long term debt, interest on revolving credit facility, letter of credit facilities and other interest charges. Coupon interest and required redemption premiums related to long term debt are accrued and paid according to the indenture that governs the 2028 Notes.

Interest and finance expenses for the three months ended March 31, 2024 were $15.5 million, slightly higher than the comparative period in 2023 of $15.3 million.

Refer to the “Capital Resources and Liquidity” section in this MD&A for more details of Greenfire’s long-term debt, revolving credit facility and letter of credit facilities.

Depletion and Depreciation Expenses

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Depletion and depreciation expense	18,003	20,915
- ($/bbl)	9.96	10.98

The Company’s depletion and depreciation expense for the three months ended March 31, 2024 were $9.96/bbl, which was lower than the comparative period in 2023 of $10.98/bbl. The lower per barrel depletion and depreciation expense in the first quarter of 2024, was primarily due to a decrease in the estimated future development costs, combined with an increase to estimated proved and probable reserves in the Company’s most recent reserve report, relative to the prior reserve report.

Exploration Expenses

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Exploration expenses	554	1,585

The Company’s exploration expenses primarily consist of escalating mineral lease rentals on the undeveloped lands.

In the three months ended March 31, 2024, exploration expenses were $0.5 million, compared to $1.6 million for the same period in 2023. The decrease in the first quarter of 2024 was primarily due to a one-time regulatory expense associated with the implementation of the Oil Sands Tenure Regulation(3) incurred during the three months ended March 31, 2023.

Other (Income) and Expense

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Other income	(1,441)	-

Other income in the first quarter of 2024 reflected interest income of $1.4 million, compared to nil for the comparative period in 2023.

Foreign Exchange Loss (Gain)

The Company’s foreign exchange loss (gain) is driven by fluctuations in the US dollar to Canadian dollar exchange rate and is primarily related to the note principal and interest components of the Company’s US dollar denominated debt.

For the three months ended March 31, 2024, Greenfire recorded a foreign exchange loss of $8.3 million, compared to a gain of $0.3 million for the comparative period in 2023 due to the Canadian dollar weakening relative to the US dollar.

(1)	This regulation, made under the Mines and Minerals Act, is the primary regulation that deals with tenure of oil sands agreements in Alberta. The regulation provides for the issuance and continuation of primary oil sands leases, and the payment of escalating rental when a continued lease does not meet a minimum level of production.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 12

Transaction Costs

The Company recognized nil in transaction costs during the three months ended March 31, 2024, compared to $2.3 million for the comparative period during 2023. Refer to the “De-Spac Transaction” section in this MD&A for more information.

Loss on Revaluation of Warrants

For the three months ended March 31, 2024, the Company incurred $6.4 million in losses on revaluation of the Company’s warrants to acquire Common Shares (as issued in connection with the De-Spac Transaction (“Greenfire Warrants”)), compared to nil for the comparative period in 2023. The loss relates to an increase of the warrant liability due to an increase of the closing price of the Common Shares on the NYSE from US$4.86 to US$5.97 as at December 31, 2023 and March 31, 2024, respectively. The Greenfire Warrants expire five years after issuance and entitle the holder of each Greenfire Warrant to purchase one Common Share at a price of US$11.50.

Taxes

Deferred income tax assets were recognized to the extent that the realization of the related tax benefit through future taxable profits is probable based on current tax pools and estimated future income. As at March 31, 2024 and December 31, 2023, a deferred tax asset in the amount of $68.3 million was recognized, and $104.0 million remains unrecognized, to the extent that it is probable that future taxable income will be available against which temporary differences can be utilized.

Included in the tax basis as at March 31, 2024 and December 31, 2023 are approximately $1.8 billion in tax pools and loss carry including approximately $1.4 billion in non-capital losses available for immediate deduction against future income. The Company’s non-capital loss carry forwards have an expiry profile between 2033 and 2043.

Net Income (loss) and comprehensive income (loss) and Adjusted EBITDA(1)

	Three months ended March 31,
($ thousands)	2024	2023
Net income (loss)	(46,915)	(16,678)
Add (deduct):
Income tax expense (recovery)	-	(3,613)
Unrealized (gain) loss risk management contracts	38,737	(5,023)
Stock-based compensation	852	325
Financing and interest	15,456	15,316
Depletion and depreciation	18,003	20,915
Transaction costs	-	2,327
Gain on revaluation of warrants	6,379	-
Foreign exchange loss (gain)	8,275	(303)
Other (income) and expenses	(1,441)	-
Adjusted EBITDA(1)	39,346	13,266

Net income (loss) ($/bbl)	(25.94)	(8.75)
Add (deduct):
Income tax recovery (expense) ($/bbl)	-	(1.90)
Unrealized (gain) loss risk management contracts ($/bbl)	21.42	(2.64)
Stock based compensation ($/bbl)	0.47	0.17
Financing and interest ($/bbl)	8.55	8.04
Depletion and depreciation ($/bbl)	9.96	10.98
Transaction costs ($/bbl)	-	1.22
Gain on revaluation of warrants ($/bbl)	3.53	-
Foreign exchange loss (gain) ($/bbl)	4.58	(0.16)
Other (income) and expenses ($/bbl)	(0.80)	-
Adjusted EBITDA(1) ($/bbl)	21.77	6.96

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 13

During the three months ended March 31, 2024, the Company recorded a net loss of $46.9 million, compared to net loss of $16.7 million, during the same period in 2023. The $30.2 million reduction to net income (loss) and comprehensive income (loss) in 2024 was primarily due to $47.5 million in risk management contract losses in the current quarter, compared to $4.8 million in risk management contract gains during the same period in 2023, in addition to $8.3 million in foreign exchange losses in the current quarter, compared to $0.3 million in foreign exchange gains during the same period in 2023. The decrease in net income was partially offset by $21.3 million in higher oil sales in the current quarter, compared to the same period in 2023.

Net income (loss) and comprehensive income (loss) is a GAAP measure, which is the most directly comparable measure to adjusted EBITDA(1), which is a non-GAAP measure.

Adjusted EBITDA(1) was $39.3 million in the first quarter of 2024, compared to $13.3 million in the same period in 2023, with the year over year increase primarily due to higher oil sales revenue and reduced diluent expenses. The increase to Adjusted EBITDA(1) was partially offset by the recognition of $8.8 million of realized risk management contract losses in the first quarter of 2024, compared to $0.2 million of risk management contract losses during the same period in 2023.

CAPITAL RESOURCES AND LIQUIDITY

The Company’s capital management objective is to maintain financial flexibility and sufficient liquidity to execute on planned capital programs, while meeting short and long-term commitments, including servicing and repaying long term debt. The Company strives to actively manage its capital structure in response to changes in economic conditions and further deleverage its balance sheet.

At March 31, 2024, the Company’s capital structure primarily comprised of cash and cash equivalents, Adjusted Working Capital Surplus (Deficit)(1), long-term debt and shareholders’ equity.

Management believes its current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business.

Long Term Debt

On September 20, 2023, the Company issued US$300.0 million of senior secured notes (the “2028 Notes”). The 2028 Notes are senior secured notes that bear interest at the fixed rate of 12.00% per annum, payable semi-annually on April 1 and October 1 of each year, commencing on April 1, 2024 and mature on October 1, 2028. The 2028 Notes are secured by a lien on substantially all the assets of the Company and its wholly owned subsidiaries, junior in priority to the Senior Credit Facility. Subject to certain exceptions and qualifications, the indenture governing the 2028 Notes contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, pay dividends, redeem stock, make certain restricted payments, and dispose of and transfer assets. The indenture governing the 2028 Notes has a minimum hedging requirement of 50% of the forward 12 calendar month proved developed producing forecasted production as prepared in accordance with the Canadian standards under National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities until principal debt under the 2028 Notes is less than US$100.0 million and limits capital expenditures to US$100.0 million annually until the principal outstanding is less than US$150.0 million.

Under the indenture governing the 2028 Notes, the Company is required to redeem the 2028 Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of Excess Cash Flow (as defined in the indenture governing the 2028 Notes) in six-month periods, with the first period beginning on June 30, 2024. If Consolidated Indebtedness is less than US$150.0 million, the required redemption is reduced to 25% of Excess Cash Flow to be paid in every six-month period until the principal outstanding on the 2028 Notes is less than $100.0 million.

As at March 31, 2024, the carrying value of the Company’s long-term debt was $387.9 million(2) and the fair value was $432.9 million (December 31, 2023 carrying value – $376.4 million, fair value $394.1 million) and the Company was in compliance with all covenants.

(2)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.
(1)	The U.S. dollar denominated debt was translated into Canadian dollars as at period end exchange rates.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 14

The Company is exposed to foreign exchange rate fluctuations on the principal value and interest payments in respect of the 2028 Notes. As of March 31, 2024, a 10% change to the value of the Canadian dollar relative to the US dollar would result in a foreign exchange gain (loss) of approximately $40.7 million (December 31, 2023 - $39.7 million).

Senior Credit Facility

On September 20, 2023, Greenfire entered into a credit agreement for the Senior Credit Facility which is a senior reserve-based credit facility comprised of an operating facility and a syndicated facility. Total credit available under the Senior Credit Facility is $50.0 million, comprising of a $20.0 million operating facility and a $30.0 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis until September 20, 2024, which revolving period may be extended at the Company’s request, and subject to the lenders’ consent. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable at the end of the non-revolving term, being September 20, 2025. The Senior Credit Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year. The borrowing base is determined based on the lenders evaluation of the Company’s proved developed producing petroleum and natural gas reserves and their commodity price outlook at the time of each renewal.

The Senior Credit Facility is secured by a first priority security interest on substantially all the assets of the Company and is senior in priority to the 2028 Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, make certain restricted payments, and dispose of or transfer assets. The Senior Credit Facility is not subject to any financial covenants.

Amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, secured overnight financing rate or bankers’ acceptance rate, plus a margin of 2.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at March 31, 2024, the Company had nil amounts drawn under the Senior Credit Facility and the Company was in compliance with all covenants.

Letter of Credit Facility

At December 31, 2023, Greenfire had entered into an unsecured $55.0 million letter of credit facility (the “EDC Facility”) with a Canadian bank that is supported by a performance guarantee from Export Development Canada (“EDC”). The EDC Facility is available on a demand basis and letters of credit issued under this facility incur an issuance and performance guarantee fee of 4.25%. As at March 31, 2024, the Company had $54.3 million drawn under the EDC Facility and the Company was in compliance with all covenants.

Adjusted Working Capital Surplus (Deficit)(1)

	Year ended	Year ended
	March 31,	December 31,
($ thousands)	2024	2023
Current assets	158,304	163,814
Current liabilities	(207,798)	(130,283)
Working capital surplus (deficit)	(49,494)	33,531
Current portion of risk management contracts	39,154	417
Current portion of long-term debt	74,593	44,321
Adjusted working capital surplus (deficit)(1)	64,253	78,269

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 15

Working capital surplus (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital surplus (deficit)(1), which is a non-GAAP measure.

As at March 31, 2024, working capital decreased to a $49.5 million working capital deficit from a working capital surplus of $33.5 million as at December 31, 2023, a difference of $83.0 million, primarily due to an increase to the current liability portion of risk management contracts, an increase to the current portion of long-term debt reflecting the December 31, 2024 Excess Cash Flow redemption obligation payable in the first quarter of 2025, as well as a decrease to cash and cash equivalents.

Adjusted working capital surplus (deficit)(1) decreased to $64.3 million as at March 31, 2024, from $78.3 million as at December 31, 2023, a difference of $14.0 million, primarily due to a decrease in cash and cash equivalents, in addition to the recognition of the fair value increase of the Greenfire Warrants.

Refer to the “Capital Resources and Liquidity – Long Term Debt” section in this MD&A for more details of the Company’s long-term debt.

Share Capital

	May 15,	March 31,	December 31,
	2024	2024	2023
Common shares	69,101,961	68,973,859	68,642,515
Greenfire Warrants	7,526,667	7,526,667	7,526,667
Performance Warrants	2,770,907	3,004,291	3,617,016
Deferred share units	10,213	10,213	-
Performance share units	807,128	809,426	-
Restricted share units	643,392	144,924	-

The Company is authorized to issue an unlimited number of Common Shares without a nominal or par value. In April 2024, the Company granted 500,000 RSUs under the Company’s Incentive Plan to M3-Brigage Sponsor III, LP (the “MBSC Sponsor”) for the provision of consulting services to the Company. Refer to the “Related Party Transaction “section in this MD&A for further information.

Cash Flow Summary

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Cash provided (used) by:
Operating activities	17,064	(4,495)
Financing activities	(51)	(6)
Investing activities	(37,681)	(8,521)
Exchange rate impact on cash and cash equivalents held in foreign currency	1,377	62
Change in cash and cash equivalents	(19,291)	(12,960)

Cash Provided (used) by Operating Activities

Cash provided by operating activities in the first quarter of 2024 was $17.1 million, compared to cash used by operating activities of $4.5 million in the same period in 2023, with the increase primarily due to higher oil sales revenues combined with lower diluent expense, partially offset by $8.8 million of realized risk management contract losses in the first quarter of 2024, compared to $0.2 million of realized risk management contract losses in the same period in 2023.

Based on current and forecasted production levels, operating expenses, capital expenditures, existing commodity price risk management contracts and current outlook for commodity prices, the Company expects cash from operating activities will be sufficient to cover its operational commitments and financial obligations under the indenture governing the 2028 Notes and the credit agreement governing the Senior Credit Facility in the next 12 months.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 16

Cash Provided (used) by Financing Activities

Cash used by financing activities in the first quarter of 2024 was $51.0 thousand, compared to $6.0 thousand in the same period in 2023.

Cash Provided (used) in Investing Activities

Cash used in investing activities was $37.7 million in the first quarter of 2024, compared to cash used in investing activities of $8.5 million in the same period in 2023, with the difference mainly due to $34.4 million of capital expenditures in the first quarter of 2024, compared to $2.5 million in capital expenditures in the same period in 2023.

Capital Expenditures

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Property, plant and equipment expenditures	31,920	2,518
Acquisitions	2,529	-
Total capital expenditures	34,449	2,518

Total capital expenditures for the three months ended March 31, 2024 was $34.4 million (Q1 2023 - $2.5 million). The Company spent $31.9 million in the first quarter of 2024 on property, plant and equipment, with $21.9 million related to the Refill wells for the drilling program at the Expansion Asset and Demo Asset, as well as $10.0 million spent on various facility projects at the Expansion Asset and the Demo Asset. The Company also spent $2.5 million in the first quarter of 2024 on acquisitions, primarily on acquiring gas assets in the Hangingstone area for approximately $2.0 million.

Adjusted Funds Flow(1) and Adjusted Free Cash Flow(1)

	Three months ended March 31,
($ thousands)	2024	2023
Cash provided (used) by operating activities	17,064	(4,495)
Transaction costs	-	2,327
Changes in non-cash working capital	10,525	5,225
Adjusted funds flow(1)	27,589	3,057
Property, plant and equipment expenditures	(31,920)	(2,518)
Acquisitions	(2,529)	-
Adjusted free cash flow(1)	(6,860)	539

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” in this MD&A for further information.

Cash provided (used) by operating activities is a GAAP measure that is the most directly comparable measure to adjusted funds flow(1) and adjusted free cash flow(1) which are non-GAAP measures.

During the three months ended March 31, 2024, the Company had cash provided by operating activities of $17.1 million, compared to cash used by operating activities of $4.5 million, during the comparative period in 2023.

Adjusted funds flow(1) was $27.6 million, during the three months ended March 31, 2024, compared to $3.1 million, during the same period in 2023. The increase in adjusted funds flow(1) during the first quarter of 2024 was primarily due to higher oil sales revenues combined with lower diluent expense, partially offset by $8.8 million of realized risk management contract losses in the first quarter of 2024, compared to $0.2 million of realized risk management contract losses in the same period in 2023.

During the three months ended March 31, 2024, Greenfire had negative adjusted free cash flow(1) of $6.9 million compared to positive adjusted free cash flow(1) of $0.5 million during the same period in 2023. The decrease in adjusted free cash flow(1) during the first quarter of 2024 was primarily due to higher property, plant and equipment expenditures, partially offset by higher oil sales revenues combined with lower diluent expense.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 17

NON-GAAP MEASURES

In this MD&A, we refer to certain specified financial measures such as adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), operating netback, operating netback per barrel ($/bbl), adjusted funds flow, adjusted free cash flow which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and natural gas industry, the Company’s determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. This MD&A also contains the terms “adjusted working capital surplus (deficit)” and “net debt” which are non-GAAP measures. We believe that the inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Greenfire however they should not be considered an alternative to, or more meaningful than, cash provided (used) by operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

Non-GAAP Financial Measures

Adjusted EBITDA

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing, income taxes, depletion, depreciation and amortization, the transaction and financing cost impacts of the De-Spac Transaction and bond refinancing and is adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS. For a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA, see the “Results of Operations – Net Income (loss) and comprehensive income (loss) and Adjusted EBITDA” section in this MD&A.

Operating Netback and Operating Netback and Operating Netback, excluding realized gain (loss) risk management contracts

Oil sales is the most directly comparable GAAP measure for operating netback and operating netback, excluding realized (gain) loss risk management contracts which are non-GAAP measures. These measure are not intended to represent oil sales, net earnings or other measures of financial performance calculated in accordance with IFRS. Operating netback, excluding realized gain (loss) risk management contracts is comprised of oil sales, less diluent expense, royalties, operating expense, transportation and marketing expense, but before realized gain (loss) risk management contracts, while operating netback is further adjusted for realized gain (loss) risk management contracts, as appropriate. Operating netback and operating netback, excluding realized gain (loss) risk management contracts are financial measures widely used in the oil and gas industry as supplemental measures of a Company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses. See the “Results of Operations – Operating Netback” section in this MD&A for a reconciliation of oil sales to operating netback and operating netback, excluding realized gain (loss) risk management contracts.

Adjusted Funds Flow

Cash provided (used) by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. This measure is not intended to represent cash provided (used) by operating activities calculated in accordance with IFRS.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided (used) by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs. For a reconciliation of cash provided (used) by operating activities to adjusted funds flow, see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow” section in this MD&A.

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Adjusted Free Cash Flow

Cash provided (used) by operating activities is the most directly comparable GAAP measure for adjusted free cash flow, which is a non-GAAP measure. Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that is available to manage debt levels and return capital to shareholders. By removing the impact of current period property, plant and equipment expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided (used) by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and property, plant and equipment expenditures. For a reconciliation of cash provided (used) by operating activities to adjusted free cash flow, see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow” section in this MD&A.

Non-GAAP Financial Ratios

Adjusted EBITDA ($/bbl)

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA ($/bbl), which is a non-GAAP measure. Adjusted EBITDA ($/bbl) is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total sales volume in a specified period.

Operating Netback ($/bbl) and Operating Netback, excluding realized gain (loss) risk management contracts ($/bbl)

Oil sales ($/bbl) is a ratio calculated using oil sales, which is the most directly comparable GAAP measure for operating netback and operating netback, excluding realized (gain) loss risk management contracts ($/bbl). Operating netback and Operating netback, excluding realized gain (loss) risk management contracts are the non-GAAP financial measures used to calculate Operating netback ($/bbl) and Operating netback, excluding realized gain (loss) risk management contracts ($/bbl), which are non-GAAP financial ratios. These measure are not intended to represent oil sales, net earnings or other measures of financial performance calculated in accordance with IFRS. Each ratio is calculated by dividing operating netback or operating netback, excluding realized gain (loss) risk management contracts, by the Company’s total oil sales volume, in a specified period. Operating netback ($/bbl) and operating netback, excluding realized gain (loss) risk management contracts ($/bbl) are non-GAAP financial ratios widely used in the oil and gas industry as supplemental measures of a Company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses, isolated for the impact of changes in oil sales volume, in a specified period.

Capital Management and Liquidity Measures

Adjusted Working Capital Surplus (Deficit)

Working capital surplus (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital surplus (deficit). These measures are not intended to represent current assets, net earnings or other measures of financial performance calculated in accordance with IFRS. Adjusted working capital surplus (deficit) is comprised of current assets less current liabilities on the Company’s balance sheet, and excludes the current portion of risk management contracts and current portion of long-term debt, the latter of which is subject to estimates in future commodity prices, production levels and expenses, among other factors. Adjusted working capital surplus (deficit) is included within the non-GAAP measures because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts, a surplus of adjusted working capital surplus (deficit) will result in a future net cash inflow to the business that can be used by management to evaluate the Company’s short-term liquidity and its capital resources available at a point in time. A deficiency of adjusted working capital surplus (deficit) will result in a future net cash outflow, which may result in the Company not being able to settle short-term liabilities more than current assets.

Net debt

Reconciliation of Long-Term Debt to Net Debt

	Year ended	Year ended
	March 31,	December 31,
($ thousands)	2024	2023
Long-term debt	(313,373)	(332,029)
Current assets	158,304	163,814
Current liabilities	(207,798)	(130,283)
Current portion of risk management contracts	39,154	417
Current portion of warrant liability	25,009	18,630
Net debt	(298,704)	(279,451)

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 19

Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net debt. These measures are not intended to represent long-term debt calculated in accordance with IFRS. Net debt is comprised of long-term debt, adjusted for current assets and current liabilities on the Company’s balance sheet, and excludes the current portions of risk management contracts and warranty liability. Management uses net debt to monitor the Company’s current financial position and to evaluate existing sources of liquidity. Net debt is used to estimate future liquidity and whether additional sources of capital are required to fund planned operations.

Summary of Quarterly Results

	2024	2023				2022
($ thousands, unless otherwise noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
BUSINESS ENVIRONMENT(1)
WTI (US$/bbl)	76.96	78.32	82.26	73.78	76.13	82.65	91.55	108.41
WTI (CAD$/bbl)	103.80	106.66	110.31	99.09	102.93	112.21	119.54	138.39
WCS (CAD$/bbl)	77.76	76.85	93.00	78.75	69.29	77.05	93.48	122.04
AECO (CAD$/GJ)	2.36	2.18	2.46	2.32	3.05	4.85	3.95	6.86
FX (USD:CAD)(2)	1.349	1.362	1.341	1.343	1.352	1.358	1.306	1.277
Operational – Expansion
Bitumen production (bbls/d)	17,361	14,079	11,052	13,939	16,302	15,710	14,926	17,910
Operational – Demo
Bitumen production (bbls/d)	2,306	3,256	3,618	4,097	4,284	3,869	2,922	3,830
Operational – Consolidated
Bitumen production (bbls/d)	19,667	17,335	14,670	18,036	20,586	19,579	17,848	21,740
OPERATING RESULTS
Oil sales	200,990	161,730	160,967	173,605	179,668	180,741	209,550	315,794
Oil sales ($/bbl)	75.41	71.04	89.96	75.12	64.92	72.18	97.37	119.24
Operating expenses	36,348	35,084	38,442	35,675	39,764	42,429	36,507	44,435
Operating expenses ($/bbl)	20.10	22.05	29.12	21.79	20.87	23.65	22.38	22.89
Operating netback(3)	44,649	27,353	50,254	37,747	17,352	34,567	42,244	72,707
Operating netback ($/bbl)(3)	24.69	17.19	38.07	23.05	9.11	19.27	25.90	37.46
Adjusted EBITDA(3)	39,346	23,434	46,434	34,389	13,266	32,528	38,651	70,445
Net income (loss)	(46,915)	(4,659)	(138,557)	24,223	(16,678)	87,995	111,594	45,473
Cash provided (used) by operating activities	17,064	25,530	41,873	23,640	(4,495)	17,322	49,164	67,553
Adjusted funds flow(3)	27,589	10,517	36,173	23,460	3,056	16,902	27,447	57,745
Capital expenditures	34,449	19,413	9,587	1,911	2,518	12,361	14,325	7,706
Adjusted free cash flow(3)	(4,331)	(8,896)	26,586	21,549	539	4,541	13,122	50,039
FINANCIAL POSITION
Cash and cash equivalents	90,234	109,525	65,976	36,882	22,403	35,363	99,822	73,375
Restricted cash	-	-	43,779	47,363	39,363	35,313	27,413	22,017
Total assets	1,193,953	1,173,483	1,198,889	1,153,021	1,147,984	1,174,258	1,158,367	1,174,634
Total debt	387,966	376,350	382,842	246,805	259,555	254,408	320,607	289,604
Shareholders’ equity	648,156	695,000	699,657	846,098	821,418	837,771	748,593	647,937

(1)	These benchmark prices are not the Company’s realized sales prices and represent approximate values.
(2)	Annual or quarterly average exchange rates as per the Bank of Canada.
(3)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 20

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company enters into commitments and contractual obligations in the normal course of operations. The following table is a summary of management’s estimate of the contractual maturities of obligations as at March 31, 2024:

($ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Transportation	31,550	59,138	58.259	195,893	344,839
Office lease commitments(1)	299	598	598	1,421	2,916
Drilling services	7,240	6,424	-	-	13,664
Total annual commitments	31,374	66,539	58,812	204,694	361,420
Accounts payable and accrued liabilities	60,587	-	-	-	60,587
Long-term debt - Principal(2)	74,593	57,493	274,415	-	406,500
Long-term debt - Interest(2)	46,038	69,819	42,326	-	158,182
Risk management contracts	39,154	-	-	-	39,154
Lease obligations	152	284	333	968	1,737
Decommissioning obligations(3)	-	82	6,689	227,223	233,993
Total contractual obligations	220,523	127,677	323,762	228,191	900,154
Total future payments	259,613	193,837	382,619	425,504	1,261,574

(1)	Relates to non-lease components and variable operating cost payments.
(2)	This represents the estimated principal repayments of the 2028 Notes and associated interest payments based on foreign exchange rates in effect on March 31, 2024.
(3)	These values are undiscounted and will differ from the amounts presented in the Q1 2024 unaudited Condensed Interim Consolidated Financial Statements.

Management believes its current capital resources, combined with its ability to manage cash flow and working capital levels, will enable the Company to meet its current and future obligations, make scheduled interest and principal payments, and fund other business needs. In the short term, the Company anticipates meeting its cash requirements through a combination of cash on hand, operating cash flows, and potentially accessing available credit facilities. However, the Company acknowledges the potential impact of any adverse changes in economic conditions or unforeseen expenses on its ability to generate adequate cash in the short term.

CREDIT RISK

Accounts Receivable

	Month ended	Year ended
	March 31,	December 31,
($ thousands)	2024	2023
Trade receivables	41,505	22,452
Joint interest receivables	11,052	12,228
Accounts receivable	52,557	34,680

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. For the period ended March 31, 2024, the Company had oil sales to a single counterparty and the Company has not previously experienced any material credit losses on the collection of accounts receivable.

At March 31, 2024 credit risk from the Company’s outstanding accounts receivable and joint interest receivable balances was considered low due to a history of collections and the receivables that were held by credit worthy counterparties.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 21

RELATED PARTY TRANSACTION

In April 2024, the Company entered into a consulting agreement, as amended, with M3-Brigage Sponsor III, LP (the “MBSC Sponsor”) for the provision of consulting services to the Company (the “MBSC Sponsor Consulting Agreement”) relating to, among other things, the Company’s transition to being a public company, maximizing the value of the Company, and educating the market about the Company and its value. Matthew Perkal, a member of the Board of Directors of the Company who was nominated to the Board by MBSC Sponsor pursuant to its rights under the investor rights agreement dated September 20, 2023 (the “Investor Rights Agreement”), is Head of SPACs and Special Situations at Brigade Capital Management, LP, an affiliate of MBSC Sponsor and, prior to the Business Combination served as the Chief Executive Officer of M3-Brigade Acquisition III Corp. The term of the MBSC Sponsor Consulting Agreement continues until the earlier of April 18, 2029 and the date MBSC Sponsor no longer holds any “Registrable Securities” in the Company (as defined in the Investor Rights Agreement). As compensation for the consulting services, the Company had originally agreed to issue 500,000 Common Shares which was subsequently amended to grant 500,000 RSUs under the Company’s Incentive Plan to MBSC Sponsor.  The RSUs will vest in quarterly instalments of 125,000 each. The terms of the MBSC Sponsor Consulting Agreement were reviewed and approved by the disinterested directors of the Board of Directors. The fair market value of the securities to be issued to MBSC Sponsor was $4.35 million, based on a five-day weighted average price of the Common Shares on the NYSE immediately preceding the date of the date of grant.

FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of the applicable United States federal securities laws and applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this MD&A. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, strategy, plans and future actions of the Company; that Greenfire is pursuing capital-efficient and lower-risk growth through the optimization of existing production, facilities and reserves to maximize free cash flow generation; Greenfire’s plans to evaluate and consider additional potential prospects for further production growth, including external acquisitions; that the additional production from the ten Refill wells completed at the Expansion Asset will continue to ramp up and meet expectations; estimated production impacts from the failure of third party downhole temperature sensors and the Company’s plans to replace those sensors; the Company’s expectation that average productivity of Refill wells with replaced downhole temperature sensor will increase in the second half of 2024 to align with the current average productivity of the remaining five Refill wells where temperature sensors have not failed; expectations as to timing for regulatory approval and recommencement of operations related to the disposal wells at the Demo Asset and expected impact on production; the 2024 Outlook, including expected production and forecasts for capital expenditures thereunder and 2024 projected profitability scenario for adjusted EBITDA, adjusted funds flow, adjusted free cash flow; future assessment of royalties at the Demo Asset; the Company’s drilling program; expectations with respect to restoring reservoir pressure at the Expansion Asset; the Board of Directors’ intention to settle all Awards with Common Shares issued from treasury; management’s intent to actively manage the Company’s capital structure in response to changes in economic conditions and its intention to further deleverage the Company’s balance sheet; management’s belief that the Company’s current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business; expectations related to the Company’s risk management program; and statements relating to the business and future activities of the Company after the date of this MD&A.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 22

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations; assumptions as to future drilling results; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; and the adequacy of financial resources. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation, a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to, lower oil production rates; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements, debottlenecking and brownfield expansions; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas or electricity; the reliability and maintenance of Greenfire’s facilities; equipment failures that result in a failure to achieve expected benefits of capital expenditure programs or result in reduced production or increased costs; supply chain disruption and risks of increases costs relating to inflation; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to replace significant portions of existing wells, referred to as “workovers”, or the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the potential for the Trans Mountain Expansion Project to not result in improved pricing as expected; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, droughts, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on equipment on Greenfire’s properties; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing; the impact of global wars and conflicts on global stability, commodity prices and the world economy, changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation and Government of Alberta production curtailments, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general negative sentiment towards the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; risks related to the Company’s indebtedness; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; and general economic, market and business conditions in Canada, the United States and globally.

The lists of risk factors set out in this MD&A or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this MD&A generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on https://www.greenfireres.com and can also be found on a website maintained by the SEC at www.sec.gov and on Greenfire’s SEDAR+ profile at www.sedarplus.ca.

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 23

CORPORATE INFORMATION

Directors	Bankers

Julian McIntyre (1)	Bank of Montreal
Jonathan Klesch	595-8 Avenue SW
Derek Aylesworth (2)(3)	Calgary, Alberta, Canada
Venkat Siva (3)	T2P 1G1
Matthew Perkal (3)
Robert Logan	Auditor

(1) Chair of the Board of Directors	Deloitte LLP
(2) Chair of the Audit and Reserves Committee	850 2nd Street SW
(3) Audit and Reserves Committee	Calgary, Alberta, Canada
T2P 0R8
Officers
Reserve Engineers
Robert Logan MPBE, P.Eng
President, and Chief Executive Officer	McDaniel & Associates Consultants Ltd.
2200, 255 – 5th Avenue SW
Tony Kraljic, CPA	Calgary, Alberta, Canada
Chief Financial Officer	T2P 3G

Kevin Millar C.E.T.
SVP Operations & Steam Chief

Albert MA P.Eng
SVP Engineering

Crystal Park P.Eng, MBA
SVP Commercial

Charles R. Kraus
Corporate Secretary

Head Office

Suite 1900, 205 – 5th Avenue SW,
Calgary, Alberta, Canada
T2P 2V7
www.greenfireres.com
NYSE: GFR
TSX : GFR.TO

Solicitors

Burnet, Duckworth, & Palmer LLP
2400, 525 – 8th Avenue SW
Calgary, Alberta, Canada
T2P 1G1

Carter Ledyard & Milburn LLP
41st Floor
28 Liberty Street
New York, New York 10005

Greenfire Resources Ltd.	2024 Q1 Management’s Discussion and Analysis | 24